UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 Per Share (“Ordinary Shares”)

(Title of Class of Securities)

47759T100(1)

(CUSIP Number)

Kangping Chen
1 Jingke Road, Shangrao
Economic Development Zone
Jiangxi Province, 334100
People’s Republic of China
Telephone: (86-793) 846-9699
With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o 37th Floor, Hysan Place
500 Hennessy Road
Causeway Bay, Hong Kong
Telephone: +852 2532 3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing four Ordinary Shares.

CUSIP No: 47759T100

1.	Name of reporting person Kangping Chen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF; OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 28,031,905[1]
		8.	Shared voting power 0
		9.	Sole dispositive power 28,031,905[1]
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 28,031,905
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.98%[2]
14.	Type of reporting person (see instructions) IN

1	These securities include (i) 12,013,701 Ordinary Shares (including certain Ordinary Shares in the form of ADSs, restricted ADSs and restricted shares of the Issuer (“Restricted Shares”)) directly held by Yale Pride Limited (“Yale Pride”). Yale Pride is a British Virgin Islands company wholly owned by Charming Grade Limited, which is in turn wholly owned by Mr. Kangping Chen. Kangping Chen is the sole director of Yale Pride and as such has the power to vote and dispose of the Ordinary Shares held by Yale Pride. Therefore, Kangping Chen is the beneficial owner of all Ordinary Shares held by Yale Pride; (ii) an aggregate of 3,007,112 Ordinary Shares in connection with the vesting of 3,007,112 Restricted Shares that were granted to Yale Pride under the 2014 Equity Incentive Plan, 2021 Equity Incentive Plan and 2022 Equity Incentive Plan (as defined below); (iii) an aggregate of 12,800,000 Ordinary Shares in the form of ADSs purchased by Zhuoling International Limited (“Zhuoling International”) in the open market between December 13, 2022 and December 20, 2022. Zhuoling International is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 2 Enterprise Development Center (Limited Partnership), 99.99% and 0.01% equity interest of which is in turn owned by Kangping Chen and his wife, respectively. Kangping Chen is the sole director of Zhuoling International and as such has the power to vote and dispose of the Ordinary Shares held by Zhuoling International. Therefore, Kangping Chen is the beneficial owner of all Ordinary Shares held by Zhuoling International; and (iv) an aggregate of 211,092 Ordinary Shares upon the vesting of 211,092 Restricted Shares on January 1, 2023, which were granted to Yale Pride under the 2014 Equity Incentive Plan, 2021 Equity Incentive Plan and 2022 Equity Incentive Plan (as defined below).

2	Based on 200,494,033 Ordinary Shares outstanding as of September 30, 2022.

CUSIP No: 47759T100

1.	Name of reporting person Zhuoling International Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,800,000[1]
		8.	Shared voting power 0
		9.	Sole dispositive power 12,800,000[1]
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,800,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.38%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities represent an aggregate of 12,800,000 Ordinary Shares in the form of ADSs purchased by Zhuoling International in the open market between December 13, 2022 and December 20, 2022. Zhuoling International is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 2 Enterprise Development Center (Limited Partnership), 99.99% and 0.01% equity interest of which is in turn owned by Kangping Chen and his wife, respectively. Kangping Chen is the sole director of Zhuoling International and as such has the power to vote and dispose of the Ordinary Shares held by Zhuoling International. Therefore, Kangping Chen is the beneficial owner of all Ordinary Shares held by Zhuoling International.

2.	Based upon 200,494,033 Ordinary Shares outstanding as of September 30, 2022.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Ordinary Shares, par value US$0.00002 per share, of JinkoSolar Holding Co., Ltd. (the “Issuer”). The principal executive office of the Issuer is located at 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Kangping Chen, and (ii) Zhuoling International. The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of the sole director of Zhuoling International are set forth in Schedule A hereto and are incorporated herein by reference. Zhuoling International does not have any executive officers.

(b) Residence or Business Address:

For Kangping Chen:

1 Jingke Road, Shangrao

Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

For Zhuoling International:

OMC Chambers

Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(c) Kangping Chen is a director of the Issuer. The principal business of Zhuoling International is investment holding.

(d) Neither any of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of Kangping Chen is People’s Republic of China. The place of organization of Zhuoling International is the British Virgin Islands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Between December 13, 2022 and December 20, 2022, Zhuoling International purchased an aggregate of 12,800,000 Ordinary Shares in the form of ADSs through a series of open market purchases, with Zhuoling International’s personal funds, which were acquired for investment purposes.

Between February 14, 2022 and December 23, 2022, Yale Pride received an aggregate of 3,007,112 Ordinary Shares in connection with the vesting of 3,007,112 Restricted Shares that were granted under the 2014 Equity Incentive Plan, 2021 Equity Incentive Plan and 2022 Equity Incentive Plan (as defined below).

On January 1, 2023, Yale Pride will receive an aggregate of 211,092 Ordinary Shares in connection with the vesting of 211,092 Restricted Shares that were granted under the 2014 Equity Incentive Plan, 2021 Equity Incentive Plan and 2022 Equity Incentive Plan (as defined below).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby incorporated by reference the disclosure made under Item 3 and Item 6.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer, they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or she or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 200,494,033 Ordinary Shares outstanding as of September 30, 2022. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

			Sole Power			Shared Power
		Percentage	to	Shared Power	Sole Power to	to
	Number of Shares	of	Vote/Direct	to Vote/Direct	Dispose/Direct	Dispose/Direct
Reporting Person	Beneficially Owned	Securities	Vote	Vote	Disposition	Disposition
Kangping Chen	28,031,905	13.98%	28,031,905	0	28,031,905	0
Zhuoling International Limited	12,800,000	6.38%	12,800,000	0	12,800,000	0

(c)  Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

2014 Equity Incentive Plan

The Issuer adopted the 2014 Equity Incentive Plan in August 2014 (the “2014 Equity Incentive Plan”). The 2014 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to the Issuer’s directors, key employees or consultants up to 12,796,745 of the Ordinary Shares. The purpose of the 2014 Equity Incentive Plan is to aid the Issuer in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the Issuer by providing incentives through the granting of awards. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or consultants will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2014 Equity Incentive Plan is filed as Exhibit 1 hereto.

2021 Equity Incentive Plan

The Issuer adopted the 2021 Equity Incentive Plan in March 2021 (the “2021 Equity Incentive Plan”). The 2021 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to the Issuer’s directors, key employees or consultants up to 2,600,000 of the Ordinary Shares. The purpose of the 2021 Equity Incentive Plan is to aid the Issuer in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the Issuer by providing incentives through the granting of awards. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or consultants will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2021 Equity Incentive Plan is filed as Exhibit 2 hereto.

2022 Equity Incentive Plan

The Issuer adopted the 2022 Equity Incentive Plan in March 2022 (the “2022 Equity Incentive Plan”). The 2022 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to the Issuer’s directors, key employees or consultants up to 12,000,000 of the Ordinary Shares. The purpose of the 2022 Equity Incentive Plan is to aid the Issuer in recruiting and retaining directors, consultants or key employees of outstanding ability and to motivate such directors, consultants or key employees to exert their best efforts on behalf of the Issuer by providing incentives through the granting of Awards in recognition of their past and future services. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or consultants will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2022 Equity Incentive Plan is filed as Exhibit 3 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.9 of Issuer’s annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 16, 2015)

2.	2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.23 of Issuer’s annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2021 and Exhibit 4.24 of Issuer’s annual report on Form 20-F (File No. 001-34615) field with the SEC on April 28, 2022)

3.	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Issuer’s Form S-8 (File No. 333-263307) filed with the SEC on March 4, 2022 and Exhibit 4.25 of Issuer’s annual report on Form 20-F (File No. 001-34615) field with the SEC on April 28, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2022

Kangping Chen

By:	/s/ Kangping Chen
Name:	Kangping Chen

ZHUOLING INTERNATIONAL LIMITED

By:	/s/ Kangping Chen
Name:	Kangping Chen
Title:	Sole Director

Schedule A

Director of the Reporting Person

Entity	Director	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
Zhuoling International Limited	Kangping Chen	OMC Chambers Wickhams Cay 1 Road Town, Tortola, British Virgin Islands	Director of the Issuer	People’s Republic of China